 FORM 5                                                                                                          OMB Approval
                                             U.S.  SECURITIES AND EXCHANGE COMMISSION                     --------------------------
[ ] Check this box if no longer                     WASHINGTON, D.C. 20549                                OMB Number
    subject to Section 16. Form                                                                           Expires:
    4 or Form 5 obligations may         ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    continue. See Instruction 1(b).                                                                       hours per response
[ ] Form 3 Holdings Reported            Filed pursuant to Section 16(a) of the Securities
[ ] Form 4 Transactions Reported        and Exchange Act of 1934, Section 17(a) of the
                                    Public Utility Holding Company Act of 1935 or Section 30(f)
                                              of the Investment Company Act of 1940.
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1. Name and Address of Reporting Person   2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
                                                                                               to Issuer (Check all applicable)
Pack          Rodney           H             Horizon Bancorp Inc of WV                         __X__ Director  _____ 10% Owner
------------------------------------------------------------------------------------------     _____ Officer (give title below)
(Last)        (First)       (Middle)     3. IRS or Social        4. Statement for              _____ Other (specify below)
                                            Security Number         Month/Year
PO Box 484                                  of Reporting                         7/94
----------------------------------------    Person (Voluntary)  ------------------------
               (Street)                                          5. If Amendment, Date           ------------------------
                                                                of Original (Month/Year)
Alderson          WV             24910      235548898
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(City)          (State)          (Zip)        Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security                    2.Transaction  3.Transaction  4.Securities Acquired (A) 5.Amount of  6.Owner  7.Nature
   (Instr. 3)                             Date           Code           or Disposed of (D)      Securities   ship     of
                                          (Month/Day/    (Instr. 8)     (Instr. 3, 4, and 5)    Beneficially Form:    Indirect
                                          Year)                                                 Owned at End Direct   Bene-
                                                       ---------------------------------------- of Issuer's  (D) or   ficial
                                                                      Amount  (A)    Price      Fiscal Year  Indirect Owner-
                                                                               or               (Instr. 3    (I)      ship
                                                                              (D)               and 4)       (Instr.4)(Instr.4)
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Common Stock                             7-12-94        P4            550    (A)    28.75      6,864*       D        Joint with
                                                                                                                      Spouse
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Common Stock                                                                                   5,040*       D        Joint with
                                                                                                                      Mother
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Common Stock                                                                                   1,628*       D        Self
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Reminder: Report on a separate line for each class of securities beneficially owned, directly or indirectly.                  (Over)

FORM 5 (CONTINUED)         TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1.Title of Derivative Security  2.Conversion  3.Transaction  4.Transaction  5.Number of   6.Date Exer-      7.Title and Amount
  (Instr. 3)                    or Exercise   Date             Code         Derivative    cisable and       of Underlying
                                Price of                      (Instr. 8)    Securities    Expiration Date   Securities
                                Derivative     (Month/Day/                  Acquired (A)  (Month/Day/Year)  (Instr. 3 and 4)
                                Security          Year)                     or Disposed
                                                                            of (D)       --------------------------------------
                                                                            (Instr. 3,    Date     Expir-          Amount or
                                                                             4, and 5)    Exer-    ation    Title  Number of
                                                                           -------------- cisable  Date            Shares
                                                                            (A)    (D)
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 8.Price of    9.Number of      10.Ownership      11.Nature of
   Derivative    Derivative        Form of           Indirect
   Security      Securities        Derivative        Beneficial
   (Instr. 5)    Beneficially      Security;         Ownership
                 Owned at End      Direct (D) or     (Instr. 4)
                 of Year           Indirect (I)
                 (Instr. 4)        (Instr. 4)
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Explanation of Responses:
*Increase in share amounts reflect a 100% stock dividend payable
 12-15-96 to shareholders of record on 12-1-96 and also reflects         Rodney H Pack                                 2/10/97
 shares acquired pursuant to Horizon Bancorp Inc's dividend           ------------------------------------        ------------------
 reinvestment plan.                                                      *Signature of Reporting Person                 Date

                                                                         POA on file
** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations. See 18 U.S.C. 1001 and
   15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



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